Exhibit 99.1

McCormick Place Convention Center partially converting to Alternate Care Facility

World-renowned convention center will house 3,000 beds for pandemic patients

CHICAGO--(BUSINESS WIRE)--April 14, 2020--Stantec, a global integrated design firm, is providing design and engineering services for the temporary conversion of a portion of the McCormick Place Convention Center into an Alternate Care Facility (ACF) for novel coronavirus (COVID-19) patients. The facility will have the capacity to treat up to 3,000 low-to-moderate acuity patients across three of the convention center’s halls, where patients will be separated by level of care required. Walsh Construction is the contractor for the project.

The Metropolitan Pier and Exposition Authority (MPEA) in association with the United States Army Corps of Engineers (USACE) will direct the conversion of McCormick Place into a facility focused on patient care, infection control, fire protection, and life safety. The ACF is designed to relieve pressure on the hospital system by freeing up beds for more patients with severe COVID-19 cases in anticipation of the surge in positive COVID-19 diagnoses to come.

The temporary field hospital is expected to be complete by April 24, while construction on the first 500 beds was completed on April 3.

“We need to quickly and efficiently leverage our existing spaces and infrastructure, to allow our healthcare professionals to focus on providing care in this time of crisis,” said Douglas King, AIA, NCARB, ACHA, healthcare principal at Stantec. “Our team at Stantec is proud to support this mission in our local Chicago community, and we hope it will serve as a model across the country.”

Stantec is supporting rapid response solutions by healthcare organizations during the COVID-19 crisis. Stantec’s health sector team has programmed, designed, and planned some of the most complex healthcare solutions in the world. Our integrated teams focus on lean operations, quality care environments, and efficient building systems to create flexible and adaptable care platforms.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That's why at Stantec, we always design with community in mind.

We care about the communities we serve—because they're our communities too. This allows us to assess what's needed and connect our expertise, to appreciate nuances and envision what's never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We're designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

For more information about Stantec’s response to COVID-19, visit Responding to COVID-19 on Stantec’s website.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements regarding the project described above, including statements regarding Stantec’s role and involvement on the project. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the project described above may be delayed, cancelled, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward‑looking statements are provided herein for the purpose of giving information about the proposed project referred to above and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Contacts

Media Contact
Danny Craig
Stantec Media Relations
Ph: (949) 923-6085
danny.craig@stantec.com

Investor Relations Contact
Cora Klein
Stantec Media Relations
Ph: (780) 969-2018
cora.klein@stantec.com